May 25, 2005

VIA EDGAR TRANSMISSION AND BY HAND

Jason Wynn
Division of Corporation Finance
Mail Stop 0405
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:
Reddy Ice Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-122751)

Ladies and Gentlemen:

        On behalf of Reddy Ice Holdings, Inc., a Delaware corporation (the "Company"), and pursuant to the provisions of the Securities Act of 1933, as amended, we are filing by EDGAR transmission amendment No. 2 to the registration statement on Form S-1 (File No. 333-122751) ("Amendment No. 2"). The registration statement was initially filed on February 11, 2005 (such initial filing, together with amendment No. 1 thereto, filed on April 5, 2005 ("Amendment No. 1") and Amendment No. 2 being herein referred to as the "Registration Statement").

        In addition, this letter sets forth the responses of the Company to the comments raised by the staff of the Securities and Exchange Commission (the "Staff") in H. Roger Schwall's letters dated April 15, 2005 and May 2, 2005 to Mr. Steven J. Janusek. To facilitate your review of Amendment No. 2, this letter keys our responses to your comments and provides any requested supplemental information currently available. Where practicable, we have specifically identified the place where changes were made in Amendment No. 2. Unless otherwise indicated, references in our responses to page numbers refer to the page numbers of the blacklined Amendment No. 2.

        To expedite your review, we have enclosed with the by-hand copy of this letter five copies of Amendment No. 2, marked against Amendment No. 1.

        REQUEST FOR CONFIDENTIAL TREATMENT:    Please note that the Company requests confidential treatment pursuant to Rule 83 (17 CFR 200.83) for some portions of responses and supplemental information on the basis that the information is entitled to exemption under the Freedom of Information Act. All information for which confidential treatment is requested has been set forth in Annex 1 hereto. The version of this letter submitted via EDGAR has Annex 1 redacted; the by-hand copy includes confidential Annex 1.

Comments from the letter dated April 15, 2005

Form S-1

Risk Factors, page 11

  Certain affiliates or associated entities of underwriters....., page 19

1.
Comment: In this section, please identify Lehman Brothers Inc. as your qualified independent underwriter.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on page 20 to refer specifically to Lehman Brothers Inc. acting as qualified independent underwriter in the offering.

Dividend Policy and Restrictions, page 23

2.
Comment: We note your responses to our prior comments 25 and 26. We may have additional comments when you complete the missing blanks from this section.

  Response:    The Company acknowledges the Staff's comment and prior comments. The Company has revised the disclosure under the heading "Dividend Policy and Restrictions" to provide much of the previously missing information, including updates to reflect the currently anticipated terms of the Company's new credit facilities. The Company is continuing to assess the market for its common stock and to discuss with its stockholders and the managing underwriters the appropriate price range for the offering. The remaining blanks in the section are items which will vary depending upon the anticipated price range of the offering. The Company will supplementally provide the staff with the anticipated price range and related information once the price range is determined.

3.
Comment: We note that you added a "pro forma" column header to the information appearing on pages 25 and 26 in response to prior comment 30. However, we continue to believe, due to the critical nature of the disclosures in this section, that the various line items within your reconciliations should be prefaced with "pro forma" labeling, consistent with the prominence given to "estimated" amounts on page 25.

  Response:    In response to the Staff's comments, the Company has revised the titles of certain line items in the information on pages 26 through 29 to further clarify that the presentation is made on a pro forma basis.

  Restrictions on Payments of Dividends, page 29

4.
Comment: We note your response to our prior comment 32. Please clearly define the meaning of the term "buildup amount" the first time you use it or be more specific about the location of its definition.

  Response:    In response to the Staff's comment, the Company has revised the disclosure in footnote (12) on page 28 to direct readers to the location of the definition of "buildup amount".

Unaudited Pro Forma Condensed Financial Information, page 34

5.
Comment: We note that although you provided a date for the offering of the Reddy Holdings notes in response to prior comment 33, there are three other transactions listed in your summary, including the (i) redemption of series A preferred stock, (ii) payment of a $10.4 million dividend, and (iii) payment of a $1.2 million special transaction amount; for which no dates are provided. We reissue prior comment 33.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on pages 7 and 38 to reflect the dates on which each of the transactions related to the issuance of the Reddy Holdings notes occurred.

6.
Comment: We understand you are continuing to evaluate the manner of implementing and presenting the effects of the stock split you mention on page 34. We will continue our review of this matter once you are able to respond fully to prior comment 34.

  Response:    The Company is still in the process of consulting with its stockholders and the managing underwriters regarding the anticipated stock split, as well as observing market conditions. The Company acknowledges the Staff's comment and will include information on the stock split in future filings promptly after making the determination.

7.
Comment: We note your response to prior comment 35, explaining that although you believe your tender offer is priced at a level that will attract a full response, you will add disclosure to the prospectus prior to effectiveness "if indications are that a meaningful amount...might not be tendered." We understand that you have considered all available information, and have concluded that this alternate scenario is currently unlikely. In the event that your expectations change, such that it becomes reasonably likely that a material amount of the notes will not be tendered, it will be necessary to modify your pro forma presentation to fairly reflect the range of possible outcomes. Please advise us if we have misunderstood the extent of the analysis serving as the basis for your stated expectations.

  Response:    As of May 12, 2005, holders of more than 99.9% of the Reddy Group notes have tendered their notes pursuant to the tender offer. The Company has added disclosure on pages 3, 34, 36, 43 and 62 regarding the percentage of Reddy Group notes tendered. The Company anticipates that the notes that have not yet been tendered will be tendered prior to the consummation of this offering and the closing of the tender offer. The Company cannot be certain that the remaining $39,000 of the Reddy Group notes will be tendered. In any event the Company's view is that this amount is not material and will not impact the offering or any of the related transactions.

8.
Comment: Please discuss the accounting effects that you expect to record in conjunction with your plan to accelerate the vesting of stock options, mentioned on page 80. If you believe the effects will not be material, and prefer not to include further disclosure on the subject, submit this information on a supplemental basis.

  Response:    As disclosed on page 93 of the Registration Statement, the Company intends to accelerate the vesting of certain employee stock options in connection with the closing of the initial public offering. In accordance with SFAS 123, paragraph 35, the Company has evaluated the modifications to the options and determined that there is no incremental compensation expense related to the modifications. This determination is primarily due to the fact that the expected lives of the modified and original options are equal in the valuation analysis, as are the other significant assumptions.

  In accordance with SFAS 123, the Company is currently amortizing the fair value of the original options to compensation expense. Due to the modifications to the options, the Company anticipates accelerating the related amortization of fair value and recording a non-cash charge to compensation expense of approximately $950,000 at the closing of the initial public offering, assuming a closing date in June 2005. The Company has revised the disclosure on pages 38 and 93 of the Registration Statement to disclose the amount of expected non-cash compensation expense.

9.
Comment: The reasons for the differences between the various line items listed under sources and uses on page 22, and the corresponding amounts on page 36, are unclear. It is also unclear why the amounts included under point (a) on page 36 do not agree with the various pro forma adjustments identified on page 35, referencing that note. Please revise your presentation and disclosures as necessary to clarify.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on pages 22 and 40 to enhance the comparability of the disclosure (see, for example, the revised presentation of fees and expenses on both pages and in footnote (1) to the table on page 22, which allows the reader to reconcile the difference between the proceeds figure on that page and the figure appearing on page 40).

Management's Discussion and Analysis, page 41

10.
Comment: We note that you have not complied with prior comment 38, concerning the combined predecessor and successor financial information, serving as the basis for your discussion and analysis. Although we understand that you may be able to address variances attributable to the application of purchase accounting while comparing the combined amounts of 2003 with both the preceding and subsequent periods, we continue to believe that the transition in financial accounting, accompanied by the change in reporting entities, precludes combining the results of the separate entities, as if they were one and the same for the entire period, for purposes of disclosure in MD&A. Similarly, we believe the combined columnar information, such as that appearing on pages 8 and 9 of your prospectus, should be removed from the filing. We will not object if you wish to provide a limited discussion/presentation utilizing combined revenues.

  Response:    As discussed on the telephone call between the Company and the Staff on April 20, 2005, in response to the Staff's comment the Company has removed references to the combined financial information from the Summary Historical Condensed Financial Data on pages 7 through 10 of the Registration Statement and the Selected Historical Consolidated Financial Data on pages 45 and 46 of the Registration Statement.

  In the MD&A, as discussed on the telephone call between the Company and the Staff on April 20, 2005, the Company has retained references to combined financial data for the twelve months ended December 31, 2003 in its discussion of results of operations and cash flows. However, in response to the Staff's comment, the Company has augmented its presentation with additional disclosure in the "Overview" section of MD&A on pages 47 through 49. In addition, on pages 50 through 54 of the Registration Statement, tables have been added to each section which provide detail on the financial results in each of the component periods which are added to arrive at the combined financial results. The Company believes this presentation is consistent with the manner in which the Company's management evaluates its own financial performance and is similar to the presentations used by other public companies which have undergone similar acquisition transactions.

  Please also refer to the responses below to comments #1 and #2 in H. Roger Schwall's letter of May 2, 2005 for further refinements to the presentation of combined 2003 financial information in response to the Staff's comments.

Financial Statements

Note 11—Capital Stock, page F-23

11.
Comment: We are continuing to review the supplemental material you provided in response to prior comment 56, concerning your valuations of stock option grants. We have several preliminary requests. We would like to understand the composition of discounts factored into your valuations, specifically as they relate to the marketability of your shares, and lack of control for minority positions. Please submit a schedule showing a breakdown of the discounts employed. Tell us what evidence you have to support a view that minority shareholders would not receive a proportionate share of current and future cash flows (i.e., explain why they would incur a disproportionate return on their investment); and describe any actions taken by the controlling shareholders, of which you are aware, placing minority shareholders at a disadvantage (e.g., identify the effects of any compensation arrangements or management fees that you believe are excessive).

  In addition to the foregoing, please explain to us why you believe that further disclosure of the significant factors, assumptions and methodologies used in determining fair value; and the intrinsic value of your vested and unvested stock options at the most recent balance sheet date, based on your estimated IPO price, would not be pertinent to an understanding of your liquidity, capital resources, and results of operations. If you do not believe disclosing intrinsic values would be helpful, please submit your information on a supplemental basis. We will need to know your expected IPO price, for consideration relative to the business changes described, to advance our review of this matter.

  In responding to this comment, please also provide us with a schedule showing the timeline covering the period from when you first considered your IPO through the present. Describe the nature of and include dates for all discussions with underwriters, changes in your expectations for the offering price, sales of stock, issuances of stock options and warrants, significant changes in your business, and so forth. Include an analysis of the significant business events, addressing the related impact on the fair value of your stock. Where applicable, quantify the number of securities issued, prices received for sales of stock and exercise prices ascribed to options and warrants; describe your relationship with the counterparties in these transactions.

  Response:    The Company refers the Staff to confidential Annex 1 hereto.

  The Company has revised the disclosure on pages 66 and 67 to provide further disclosure of the significant factors, assumptions and methodologies used in determining the intrinsic value of the Company's vested and unvested stock options as of December 31, 2004 and the market value of the shares of the Company's common stock.

Form S-4

12.
Comment: Please note that we are monitoring the Form S-4 for the above comments and the ones previously issued on the Form S-1.

  Response:    The Company acknowledges the Staff's comment and confirms that, prior to requesting acceleration of the effectiveness of the registration statement on Form S-4, relevant conforming changes will be made to the disclosure in that document.

Comments from the letter dated May 2, 2005
Form S-1/A

Management's Discussion and Analysis, page 41

1.
We have read your response to prior comment 10, concerning your discussion and analysis using the combined predecessor and successor financial information in your comparison of periodic results. We will not object if you wish to retain your analysis, incorporating the revisions you have proposed. However, in addition to addressing all material effects arising from your application of purchase accounting and the subsequent effects of accounting for assets and liabilities undergoing a change in basis, you should describe all material effects of any changes in business relationships that were implemented on or about the same time, or provide a statement indicating there are none if that is your view. All columnar headings for the combined results should be re-labeled to reflect their non-GAAP nature, using a caption such as "Non-GAAP combined."

  Response:    In response to the Staff's comment, the Company has revised the disclosure on pages 47 and 48 to include a discussion of the effects of the changes in business relationships that were implemented on or about the same time as the merger of Packaged Ice with Cube Acquisition Corp., including a clear statement that the operations and customer relationships of the business did not change materially. In addition, we have re-labeled the columnar headings for the combined 2003 results on pages 52 and 54 with the caption "Non-GAAP combined".

2.
We note your disclosure addressing the restatement of gross profit to reflect depreciation and amortization, stating that your prior exclusion of such amounts was " inconsistent with SEC Staff Bulletin Topic 11:B." We previously advised you that the accommodation provided in SAB Topic 11:B for excluding DD&A from cost of sales did not extend to measures of gross profit. Therefore, your disclosure is imprecise in suggesting that our SAB specifically addresses the presentation of gross profit. Please remove this disclosure and all similar references from your filings.

  Response:    In response to the Staff's comment, the Company has revised the disclosure in question.

Financial Statements

Note 11—Capital Stock, page F-23

3.
In response to prior comment 11, you explain that you did not engage an independent valuation firm to assist in your determination of fair value for the three option issuances that occurred on August 15, 2003, November 7, 2003, and February 4, 2004; although you had secured an independent valuation of stock in conjunction with your August 16, 2004 issuance of stock options. In discussing your valuations, you describe various factors that you believe account for a 30 percent discount from the cash price received for stock issued in conjunction with your August 2003 acquisition of Packaged Ice, attributable to " the minority position of the optionholders as well as the lack of liquidity of the options and underlying shares."

  However, given your representation that your minority discount is not based "on the theory that the minority shareholders would not receive a proportionate share of current and future cash flows," coupled with your statement suggesting that all compensation and fee arrangements with affiliates are " fair and reasonable and customary for similarly situation companies," discounting for a minority position appears to be inappropriate. Further, we believe the cash price received for your shares in August 2003 would have represented the fair value of your business at that particular point in time, reflecting your liquidity position, uncertainties regarding your prospects, other matters, and the operating environment and other conditions present in your business and industry. Accordingly, we do not believe the discounts used in your internal valuations, whether for minority positions, marketability, or otherwise; are adequately supported.

  As for the valuation obtained in August 2004, in which a 50 percent discount for the minority interest and marketability of shares was applied to the estimate of enterprise value, we believe there has been disproportionate reliance placed on the averages derived from the studies cited, with no correlation to specific features of the underlying securities or relevant business factors, such as the stage of business development, significant transactions, and managerial expertise; as would appear to be necessary to overcome the more prevalent observations regarding your earlier cash transaction, representations concerning the equitable position of the minority shareholders, and absence of significant business developments subsequent to the stock option issuances. The earlier valuations that you performed remain un-reconciled to the August 2004 and estimated IPO price valuations, in that despite having undergone two significant business acquisitions in the fourth quarter of 2003, and eleven smaller acquisitions in 2004, there appears to have been only a nominal increase in the valuation of shares. We do not find your argument for the substantial discount applied in the independent valuation to be persuasive.

  Based on our review of your supplemental materials, we believe that you will need to revisit your valuations of restricted common and preferred stock and stock options, and adjust the expense recognized as necessary to eliminate discounts attributable to minority holdings or which otherwise result in a value that is less than a contemporaneous or earlier cash transaction. Given your assertion that there has been no significant changes in your business since the first date you were approached by underwriters, coupled with the other observations mentioned above, we believe the value ascribed to your August 2004 transaction would be more closely in line with your expected offering price. Please revise your financial statements and proposed disclosures accordingly.

  Response:    The Company refers the Staff to confidential Annex 1 hereto.

*****

        In addition, as referenced in the Company's April 5, 2005 response to the Staff's questions numbered 47 and 48 in the letter from H. Roger Schwall dated March 12, 2005 to Mr. Steven J. Janusek, attached as Annex 2 hereto please find a copy of the agreement between Yahoo! NetRoadshow and lead underwriter Bear, Stearns & Co. Inc. and attached as Annex 3 hereto please find a copy of the drafts of the Directed Share Program material that will be distributed to potential recipients of directed shares by Lehman Brothers Inc.

        By copy of this letter we are providing courtesy copies of this letter and Amendment No. 2 to the following members of the Staff: Traci Towner, Karl Hiller and H. Roger Schwall.

        Comments or questions regarding any matters with respect to Amendment No. 2 may be directed to John Papachristos at (212) 701-3691 or Roger Meltzer at (212) 701-3851.

Very truly yours,
/s/ JOHN PAPACHRISTOS John Papachristos

Enclosures

cc:	Traci Towner Karl Hiller H. Roger Schwall
Securities and Exchange Commission
Steven J. Janusek
Reddy Ice Holdings, Inc.
Kris F. Heinzelman George A. Stephanakis
Cravath, Swaine & Moore LLP
Jens Mielke
Deloitte & Touche LLP
Roger Meltzer
Cahill Gordon & Reindel LLP

ANNEX 1
to Reddy Ice Holdings, Inc. response
letter dated May 25, 2005.

[Confidential treatment is requested for this Annex, which is being provided under separate cover.]

ANNEX 2
to Reddy Ice Holdings, Inc. response
letter dated May 25, 2005.

ANNEX 3
to Reddy Ice Holdings, Inc.
response letter dated May 25, 2005.